FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of August 2006


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG Group plc announces that on 30 August 2006 it purchased 875,000 of its ordinary shares at a price of 685.0662 pence per share through Morgan Stanley Securities Limited. It is intended that these shares will be held in Treasury.



Following the purchase, BG Group plc holds 126,476,513 of its ordinary shares in Treasury and has a total of 3,425,928,776 ordinary shares (excluding shares held in Treasury) in issue.


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 30 August 2006                                 By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary